U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                Amendment No. 2 to

                                   Form 10-SB




       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
        BUSINESS  ISSUERS  Under  Section  12(b)  or (g) of the
                  Securities Exchange Act of 1934



                            AUDIOGENESIS SYSTEMS, INC.
               (Name of Small Business Issuer in Its Charter)



           New Jersey                                         22-3487471
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                            Identification No.)



  7 Doig Road, Suite 3, Wayne, New Jersey                            07470
(Address of Principal Executive Offices)                            (Zip Code)



                                 (973) 696-9400
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.0001 Par Value
                                (Title of Class)





                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

     Audiogenesis Systems, Inc. (the "Company" or "Audiogenesis") is a New Jersey Corporation formed on January 14, 1997 as a wholly owned subsidiary of Genesis Safety Systems, Inc.("Genesis"). On January 22, 1997 the Company acquired 100 percent of the operations of the parent, Genesis, as part of a reverse acquisition with another company. Audiogenesis is filing this Form 10-SB on a voluntary basis.

    The shareholders of record of Genesis (approximately 350) at the close of business on January 21, 1997 were granted a stock dividend of one share of Audiogenesis for each share of Genesis owned on that date. No share certificates have been distributed to the Company's Shareholders pending notification from the SEC staff that it has no further comments concerning this Form 10-SB.

A Brief History of Genesis Prior to Becoming Audiogenesis
---------------------------------------------------------

     The Company's predecessor, Genesis, was formed in the State of New Jersey on July 13, 1981. Genesis became a public company by conducting an offering of its securities under Regulation A of the Securities Act of 1933 (the "Securities Act") on July 12, 1982. Thereafter, Genesis was initially traded through the medium of the "pink sheets" operated by the National Quotation Bureau, and later by being quoted on the OTC Bulletin Board under the symbol "GSIS". Genesis initially was comprised of two main segments of business; a safety products sales division, and a safety training division. In recent years, the safety products sales division, which had operated stores at several locations in Fortune 500 companies, had been cut back to one safety store, the safety training business had been expanded to include a broader range of audio-visual products, and Genesis had focused its business upon development of two devices; a device for the treatment of tinnitus (ringing in the ears), and an ultrasonic echolocation device which is intended to provide information to the visually impaired, and to sighted persons in situations of low visibility, concerning their immediate surroundings. Both of these devices will be discussed in detail in the section about the business of Audiogenesis. The Company continues to sell previously developed products for the employee safety training program, but presently does not intend to develop additional products for this division, but rather to refocus its efforts on audiovisual products for sales and marketing programs.


Current Business of Audiogenesis
--------------------------------

Sales of Safety Equipment.

     Audiogenesis operates a store which sells safety equipment under the service mark SafeTvend(sm) at a major pharmaceutical corporation in the New York area. Audiogenesis's safety store is located on the customer's premises, and sells respirators, hard hats, safety glasses, protective clothing, and other similar products which are used or worn by the customer's employees to help protect them from industrial accidents and injuries. During fiscal year 1997, the SafeTvend(sm) store had sales of $505,746. During the nine months ended June 30, 1998, the SafeTvend(sm) store had sales of $363,117. Although the SafeTvend(sm) store provides positive cash flow from its operations, the operating expenses of the Company as a whole, which include substantial general and administrative costs and research and development costs with respect to the tinnitus and echolocation devices, has caused net losses which were $175,842 for fiscal 1998, and $5,557 for the three months ended December 31, 1998. Such losses were due in part to the fact that neither of the devices under development have generated any revenues.

Audio-Visual Products

       During the 1980's, the Company developed and had marketed the Genesis System 1000 Employee Safety Training Program. The system included color slides, tape cassette, workbook, poster and associated equipment. The System 1000 was copyrighted, and was sold to more than 50 companies, including a number of "Fortune 500" corporations. The System 1000 products, which include training presentations for routinely used equipment such as respirators, continue to be sold by the Company from time to time. However, the Company has no present plans to produce any additional employee safety training presentations, emphasizing instead audio-visual presentations for sales and marketing programs.

       With the increasing utilization of computers for audio-visual presentations, the Company has broadened its safety training business to include developing, producing and presenting customized audio-visual products for business presentation. The Company has produced, for a company engaged in domestic and international freight forwarding, a customized audio-visual production with respect to a sales and marketing presentation. This production included sales and marketing techniques, explanations, advances, and exposure to such subjects as a new supplier of tele-communication services, financial services, target territories and customers, customer evaluation, promotions and incentives, strategic alliances and their import, how to increase the volume of international air and ocean freight forwarding, the formation of a trucking division, enhanced employee benefits, and detailed information involving domestic licensing agreements and international partners.

     The format used for the presentation involved digital computerized color projection with sound which was interactive in nature in that several individuals (management personnel of the customer) presented various segments of the program and were able to interact with the audience throughout the presentation.

     The Company plans to begin marketing of its customized presentations by using direct mail to contact the same customer base that purchased the Company's Genesis System 1000 Employee Training Program.

     It is the Company's intention to pursue other contracts similar to the one described for the freight forwarding company.


AudioSelectron(sm)

     Audiogenesis has developed a prototype belt-worn device which is designed to treat tinnitus by combining treatment by sound generation which masks the tinnitus, with stimulation of the affected area with very low voltage electrical current. We will use the term "electrical stimulation" when discussing the low voltage electrical treatment. The Company calls this device the AudioSelectron(sm).

What is Tinnitus?

     Tinnitus is ringing in the ears, and can range from moderate to extremely severe. Although tinnitus affects 50 million people in the United States, it is not generally known that tinnitus can be an extremely serious, debilitating medical condition, affecting virtually every aspect of a person's life. Tinnitus sufferers frequently have severe insomnia, and significant
interference with their ability to communicate.   Tinnitus may prevent
sufferers from using a standard telephone. In addition, exercise frequently causes the condition to worsen, preventing even normal levels of physical activity. The psychological effect of tinnitus upon an individual can be devastating, sometimes resulting in suicide as the only perceived relief from the torment of the condition. Sufferers may take such drastic measures as having the auditory nerve surgically severed, thus becoming deaf (perhaps to no avail, as the condition may continue nevertheless). Even in less severe cases, there is generally a pervasive feeling of anxiety, and fear that the tinnitus is symptomatic of more severe illnesses.

     Tinnitus is often the result of head injuries or illness, although it may appear spontaneously with no apparent trigger. The mechanisms which cause tinnitus are not well understood, and treatment until recently has been generally ineffectual.

     The Company's officers, who have had significant experience in the area of medical device sales and service, recognizing the need for improved tinnitus treatment devices, worked with Abraham Shulman, M.D., one of the foremost physicians actively treating tinnitus patients, to develop the AudioSelectron(sm). Dr. Schulman is a board certified physician in the area of otolaryngology (the study or treatment of ear, nose and throat diseases), currently Director, Division of Otolaryngology at the State University of New York Health Center at Brooklyn. Dr. Shulman has been researching and writing medical journal articles on the treatment of tinnitus by electrical stimulation for more than fifteen years, and is frequently cited by other physicians and researchers as an authority in the field of otolaryngology. Robert Guinta, the Company's Chairman of the Board, and Sam DiGiralomo, the Company's CEO and President, each have over 20 years' experience in the fields of sales and service of electronic medical instruments in the area of otolaryngology, hearing and speech sciences, and electrical-hearing devices.

     The value of electrical stimulation for tinnitus treatment is now being verified by an increasing number of studies being performed worldwide. Based upon the apparent need and increasing acceptance of this type of tinnitus treatment, Audiogenesis developed a prototype treatment device, and has been exploring a number of alternatives to move this project forward. However, it has not yet moved from the prototype and planning stage, primarily due to the fact that the Company does not have sufficient funds to allocate for this purpose. Audiogenesis intends to actively pursue this project by seeking debt or equity capital, joint ventures with other companies, or licensing of the technology to others.

     The Company has been actively pursuing potential partnering arrangements through Management's contacts in the hearing industry. The Company has also met with numerous potential sources of equity capital to explore funding for the AudioSelectron(sm). To date, no such funding has been available.


Ultrasonic Echolocation Device
------------------------------

       The Company has an exclusive worldwide license from the Virginia Commonwealth University Intellectual Property Foundation (the "Foundation") for the Foundation's patented echolocation technology in the area of use by blind persons and emergency services personnel. The license is derived from US Patent #5,047,944 which was a division of a patent granted January 1, 1991 (Patent #4,982,434), and concerns the echolocation aspects of the original invention which was a supersonic bone conduction hearing aid and method. The Company's license relates to that portion of the patent which coupled the supersonic bone conduction technology with a device which generates supersonic sound, to echolocate objects. The duration of the patent is until March 30, 2009.

The Theory of the Echolocation Device

     For humans, the part of the ear known as the cochlea, is the principal receptor and transmitter of sound frequencies. Researchers at Virginia Commonwealth University discovered that humans could perceive very high pitched frequencies, which are not normally able to be heard by humans (which they named "ultrasound"), when a transmitting device was pressed against the bones of the skull located behind the ear. These researchers believe that the ultrasound is being transmitted by the bones of the skull to a part of the ear known as the saccule, which is normally thought to involve only balance. This transmission of sound does not involve air movement, which is the usual mechanism to hear sound. As a result of the bone conducted sounds, the test subjects at the university have been able to listen to ultrasonic signals bounced off objects and to differentiate between differently shaped objects. Based upon data collected, the researchers theorize that humans should be able to judge speed, distance, direction and size of objects in their surroundings after being trained to perceive differences in reflected ultrasound. This would theoretically permit a type of orientation by sound similar to that used by bats and porpoises.

     If a practical working device using the ultrasonic echolocation technology could be developed, it would have applications for many different types of military and civilian emergency services uses, such as firemen, police, underwater rescue, as well as for use in murky water for emergency repair, to aid in the assessment of damage of ships and underwater structures, and as an aid to the visually impaired.


Details of the License Agreement

    On May 20, 1994, the Company entered into an agreement to acquire a license to develop and market products using echolocation technology. This technology is currently in the research and development stage. As of September 30, 1998, the Company has paid $102,000 to acquire this license.

     On December 23, 1998, the Company amended this agreement. Beginning in 1999 the minimum royalty payments will be $50,000 per year from 1999 to 2010. In addition, interest due in the amount of $8,269 at September 30, 1998 has been waived and minimum royalty payments for 1998 have been reduced to $50,000 to be paid in periodic payments beginning January 31, 1999.

     Although the Company has been able to satisfy the payment obligations (which have been amended from time to time) to maintain its license, the Company's lack of available capital has prevented Audiogenesis from exploring anything more than the rudimentary aspects of the technology, and the Company now believes that the best approach would be to sublicense the technology to companies that would have sufficient funding to explore the capabilities of the technology.

     The Company has identified manufacturers of products that could be enhanced by the addition of the echolocation technology, and has begun to contact such companies through mailings, and where possible, by personal contact. The Company has received positive feedback from its efforts, but such contacts are only in the preliminary stages.

Regulatory Approvals

     The FDA must approve the Echolocation device and the AudioSelectron (sm) tinnitus device. With respect to the Company's AudioSelectron (sm) device, the Company anticipates a period of approximately 24 months from the time the clinical protocol (the schedule of steps that need to be taken that would comply with FDA regulations) is created to the time that the Company's AudioSelectron (sm) would receive FDA approval. There is no assurance that this is the amount of time it would take to receive FDA approval nor is there any assurance that once the device is submitted for approval by the FDA that any approval would be forthcoming.

    Although the Company believes that the Echolocation device would require a shorter period for FDA approval, there is no assurance that the period of approval would be shorter, nor is there any assurance that any approval from the FDA would be forthcoming.

     With respect to the AudioSelectron (sm) tinnitus device, the Company does
not expect any revenues until the device receives FDA approval.   There is no
assurance that even if the Company's AudioSelectron (sm) device should receive approval, the Company would produce any revenues from sales of this device.

     With respect to the Company's Echolocation device, although the Company does not plan to sell this device, but rather license the technology to interested parties, the potential need for FDA approval with regard to the Echolocation technology could make the licensing of the technology more difficult. There is no assurance that any licensing or fees would be produced even if the Company received FDA approval.

Competition
-----------

     A number of companies with greater financial, technical, marketing and sales resources than the Company, are marketing devices for the treatment of tinnitus. If the Company's AudioSelectron(sm) reaches the stage where it will be marketed, it will be in competition with a variety of different treatment techniques and devices. A number of companies which have greater financial, technical, marketing and sales resources than the Company, offer products for the blind and for emergency personnel. If the echolocation technology were incorporated into such units, users would be compelled to choose between very different devices, many of which have been in use for a considerable period of time and have general acceptance among such personnel. The Company's SafeTvend(sm) store is subject to competition not only from companies which would offer similar services on-site at the customer's premises, but also from direct distributors and manufacturers of the products which would sell directly to such company. Virtually all of the competitors have greater financial, technological, marketing and sales resources than the Company. There are numerous organizations of varying sizes that engage in the business of customized audio-visual presentations, most of these being advertising agencies and organizations of similar nature. There is intense competition for such business from a variety of organizations who have greater financial technical, marketing and sales resources than the Company.


Employees
---------

     The Company currently employs five full-time employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company's sales for the years ended September 30, 1997 and 1998 were $505,746 and $475,275 respectively. Sales for the three months ended December 31, 1997 and December 31, 1998 were $120,729 and $108,723 respectively. Sales for these periods are entirely to one customer for safety products and equipment and are declining slightly over the periods presented. Sales are dependent upon the customer's research and development activities which define their need for safety equipment. Cost of goods sold remained constant at approximately 42 percent of sales for all periods presented. General and administrative expenses remained constant during the periods presented except for a one-time additional $189,053 of non-cash compensation paid to an officer of the company which is included in the year ended September 30, 1997. This additional compensation is the primary reason for the disproportional loss for fiscal 1997 of $341,016 to $175,842 for fiscal 1998.

During the quarter ended December 31, 1998 the Company had a net income of $5,557. The Company would have had a loss of $46,062 except for a one-time miscellaneous income amount of $51,619, the majority of which was generated by renegotiating the terms of a licensing agreement.

Plan of Operation

       During the next twelve months, the Company will continue to operate the SaveTvend(sm) store, as well as concentrating its efforts in the production of customized audio-visual productions. If funding becomes available, the Company would continue development of the AudioSelectron(sm), and would begin the process of obtaining FDA approval for the device. This would include the required clinical trials. At the present time, it is the Company's intention to focus its efforts upon sublicensing the echolocation technology to a third party rather than developing this technology in-house.

     The clinical protocol is being written at this time with respect to the AudioSelectron (sm) tinnitus device. There is an existing, belt-worn AudioSelectron (sm) device that can be used at this time to begin FDA clinical trials. The Company believes that the existing device has reached a level of research and development which would qualify the device to begin FDA clinical trials. The Company expects that any need for additional research and development will be discovered during the planned FDA clinical trials.

     The Company plans to bring the AudioSelectron (sm) device to market only after receiving approval by the FDA. No assurance can be given that such approval will be granted.

     With respect to any safety related issues involving the AudioSelectron(sm) device, the Company is not currently aware of any safety hazards because the AudioSelectron(sm) device emits a very low voltage signal. However, the Company will address any and all safety issues that may arise during the FDA clinical trials.

      The Company believes that revenues from the SafeTvend(sm) store can satisfy the Company's cash requirements for the next twelve months with respect to the SafeTvend(sm) store and the production of customized audio-visual products.

       Such revenue will not support further development of the tinnitus and echolocation devices. Further development of the AudioSelectron(sm) during the next twelve months is dependent upon the Company's raising additional funds from a debt or equity offering of its securities. At this time, the Company has no present plans to seek such additional capital, and it is more likely that the AudioSelectron(sm) project will remain shelved or that development of the project will be continued by a third party through licensing agreements, sales agreements, joint venture or other similar arrangement.

       The Company believes that its present facilities and employees are sufficient to carry on its business operations, and no changes are anticipated during the next twelve months.

Impact of the Year 2000 Issue
-----------------------------

The Company's State of Readiness

     The Company has reviewed its critical information systems for Year 2000 compliance. The compliance review revealed that the Company's critical accounting information systems are Year 2000 compliant due to the fact that the Company's hardware and operating system are "off-the-shelf" products from third parties with Year 2000 compliant versions.

     As part of the Company's Year 2000 compliance review, the Company is in the process of contacting its primary vendors and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their Year 2000 compliance issues. However, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted or that failure to convert by another company would not have a material adverse effect on the Company and its operations.

The Cost to Address the Company's Year 2000 Issues

     The Company estimates that the cost of its Year 2000 compliance issues will be less than $1,000 and is not expected to be material to the Company's financial position, cash flow or results of operations.

The Risks Associated with the Company's Year 2000 Issues

     The Company believes that the risks associated with Year 2000 issues primarily relate to the failure of third parties upon whom the Company's business relies to timely remediate their Year 2000 issues. Failure by third parties to timely remediate their Year 2000 issues could result in disruptions in the Company's supply of inventory, late, missed, or unapplied payments, temporary disruptions in order processing and other general problems related to the Company's daily operations. While the Company believes its Year 2000 compliance review procedures will adequately address the Company's internal Year 2000 issues, until the Company receives responses from its significant vendors and customers, the overall risks associated with the Year 2000 issue will remain difficult to accurately describe and quantify, and there can be no guarantee that the Year 2000 issue will not have a material adverse effect on the Company's business, operating results and financial position.

The Company's Contingency Plan

     The Company has not, to date, implemented a Year 2000 contingency plan. It is the Company's intention to devote whatever resources are necessary to assure Year 2000 compliance issues are resolved. However, the Company will develop and implement a contingency plan by the end of the first half of 1999 in the event the Company's Year 2000 compliance initiatives, particularly those that relate to third parties, fall behind schedule.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company does not own any real property but has a month to month lease for 2600 square feet of office and warehouse space in Wayne, New Jersey at a monthly rental of $1,922. Management believes that the facility is adequate for its present needs.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of the Common Stock of the Company as of February 28, 1999 by each person who was known by the Company to beneficially own more than 5% of the common stock, by each director and executive officer who owns shares of common stock and by all directors and executive officers as a group:

Title            Name and Address       No. of Shares            Percent of
of class        of Beneficial Owner     and nature of             class
                                        Beneficial Ownership(1)
--------        -------------------     -----------------------  -----------

Common          Sam DiGiralomo
                7 Doig Road, Suite 3
                Wayne, NJ 07470            3,000,000(2)          27.75%

Common          Robert R. Guinta
                7 Doig Road, Suite 3
                Wayne, NJ   07470          1,350,000(3)(4)       13.42%

Common          Scott DiGiralomo
                7 Doig Road, Suite 3
                Wayne, NJ   07470          1,215,000(5)(6)       12.36%

Common          Stephen M. Robinson
                172 Tuckerton Road
                Medford, NJ  08055         1,025,000(6)          10.43%

Common          Marshall Levine
                6010 Dannenhauer Lane
                Mays Landing, NJ  08330    1,195,222(7)          12.19%

Common          Joseph and Teresa Guido
                4 Lakeside Drive South
                Forked River, NJ   08731     500,000(8)           5.10%

Common          Frank and Elizabetta Magisano
                711 South Main Street
                Cedar Run, NJ   08092        510,000(9)           5.20%

Common          All officers & directors
                as a group (2 persons)       4,350,000            39.34%

-----------------

(1) The numbers and percentages shown include shares of common stock issuable to the identified person pursuant to stock options that may be exercised within 60 days. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of share of common stock owned by any other stockholders.

(2) Includes options to purchase 1,000,000 shares of the Company's common stock at $.50 per share.

(3)    Includes 300,000 shares held by Guinta Associates.

(4) Includes options to purchase 250,000 shares of the Company's common stock at $.50 per share.

(5) Includes 80,000 shares owned by Monica DiGiralomo and 40,000 shares owned by Christian DiGiralomo, wife and son of Scott DiGiralomo

(6) Includes options to purchase 25,000 shares of the Company's common stock at $.50 per share.

(7) Includes shares owned by Marshall E. Levine; Behavioral Health Services, P.A. Money Purchase Pension Plan & Trust; and Marshall E. Levine, Trustee of Marshall E. Levine Ph.D. Profit Sharing Plan

(8) Comprised of 250,000 shares owned by Joseph Guido and 250,000 shares owned by Teresa Guido, who are husband and wife

(9) Comprised of 250,000 shares owned by Frank Magisano and 260,000 shares owned by Elizabetta Magisano, who are husband and wife

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of the Company's current Executive Officers, Directors and significant employees, together with all positions and offices held with the Company by such Executive Officers. Officers are elected to serve until the meeting of the Board of Directors following the next Annual Meeting of Shareholders or until their successors have been elected and have qualified.

Name                Age      Served              Position
                             Since
---------------------------------------------------------------------

Sam DiGiralomo      55       1981                CEO, President, Treasurer
                                                 and Director

Robert R. Guinta    64       1981                Chairman of the Board,
                                                 Executive Vice President
                                                 Secretary

Scott DiGiralomo    33       1986                Corporate manager of
                                                 training of emergency
                                                 services


    Sam DiGiralomo, a founder of the Company, President, Treasurer and a Director, has been an officer and director of the Company since the inception of Genesis in July 1981. During this time, Mr. DiGiralomo performed the management, sales and marketing functions with respect to occupational safety products and programs. He personally developed and sold the SaveTvend(sm) program to several major pharmaceutical companies. From 1975 to 1981, Mr. DiGiralomo served as Vice President and General Manager of Guinta Associates, Inc., a sales and service organization of electronic medical instruments in the field of otolaryngology, hearing and speech sciences. Mr. DiGiralomo formed and operated the safety division of Guinta Associates called GSP (Guinta Safety Products). This division sold occupational safety products and programs, including training to many different companies. Mr. DiGiralomo served as sales and marketing director of this division from 1975 to 1981. His area of expertise also included noise measuring and hearing instruments used for the purposes of occupational safety. Prior to his position at Guinta Associates, Mr. DiGiralomo was employed for 18 months by Industrial Products Company of Langhorn, Pennsylvania, as territory manager, and was responsible for the management, sales and marketing of occupational safety products to industrial customers. Mr. DiGiralomo's territory encompassed area from the southern tip of New Jersey to the Canadian border of New York. Mr. DiGiralomo has more than 20 years of management and marketing experience in the field of occupational safety and electro-acoustic devices. He has lectured at various trade associations and universities, and designed and authored several employee training programs. Mr. DiGiralomo is a member of the American Society of Safety Engineers.

     Robert R. Guinta, a founder of the Company, Chairman of the Board, Executive Vice President, and Secretary, has been an officer and Director of the Company since July 1981. From 1965 to the present, Mr. Guinta has also been President and controlling shareholder of Guinta Associates, Inc., a sales and service organization of electronic instruments in the field of otolaryngology, hearing and speech sciences. He has over 25 years experience in the field of medical electronics product development, manufacturing, marketing and sales. From 1979 to the present, Mr. Guinta has been involved in manufacturing, including design and costing, of testing and clinical instruments, for the electro-acoustic and hearing health care markets. In 1980, Mr. Guinta directed the set up of an FDA approved facility for testing and assembly of medical devices. Mr. Guinta is an author and instructor in the area of medical electronics, hearing and speech. Mr. Guinta was a member of the Mayor's Council of the Environment for the City of New York, a director of the New York Foundation of Otolaryngology, a member of the Acoustical Society of New York, and a member and past president of the New York Audiology Study Group.

     Scott DiGiralomo, the son of Sam DiGiralomo, has been employed on a full-time basis since 1986 as a specialist in corporate safety systems, hazardous materials management, search and rescue operations and emergency management. Mr. DiGiralomo serves the Company as its Corporate Manager of Training and Emergency Services. In addition, since 1994 Mr. DiGiralomo also provides consulting services to companies, institutions, and various government agencies. Since 1997, Mr. DiGiralomo has been contracted as a consultant for Rutgers University, Department of Government Services. Mr. DiGiralomo is a recognized instructor and serves on several technical committees for the New Jersey State Police and the New Jersey Division of Fire Safety. He is employed, on a part-time basis, as a fire prevention specialist by the West Milford Fire Department, Office of the Fire Marshal. He has published several procedure manuals for local and state agencies, related to search and rescue, hazardous material response, and incident management. Mr. DiGiralomo holds numerous state and national certifications in life safety, hazardous materials handling, inspection, management, and emergency response. He is active in national and statewide professional organizations. Mr. DiGiralomo is a graduate of Fairleigh Dickinson University and received his Masters of Education from Seton Hall University in 1993.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers for each of the Registrant's last three completed fiscal years.

                         EXECUTIVE COMPENSATION SUMMARY TABLE

             Annual Compensation            Long term compensation
             -----------------------       --------------------------
Name and     Year  Salary  Bonus  Other    Awards                       All
Principal            ($)    ($)   Annual  Restrict-  Options/  LTIP    Other
Position                          Compen- ed Stock   SARs(#)   Pay-  Compensa-
                                  sation     ($)       ($)    outs($) tion ($)
---------    ----  ------ -----  -------- --------- --------- ------ --------
Sam          1997  65,000   0       0         0         0       0        0
DiGiralomo,  1996  65,000   0       0         0         0       0        0
President,   1995  65,000   0       0         0         0       0        0
CEO


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following persons were granted options in Audiogenesis to replace the options which had been terminated pursuant to the reverse acquisition agreement. All of such options have an exercise price of $.50 per share. The option plan pursuant to which such options were granted is being filed herewith as an exhibit. The Company presently has not adopted an option plan.

      Name of Optionee      #Options    Grant Date(1)  Expiration Date
      ----------------      --------    ----------     ---------------
      Sam DiGiralomo (2)    1,000,000   03/20/90       12/31/99
      Scott DiGiralomo (3)     25,000   03/20/90       12/31/99
      Joanne Cammarata (4)     25,000   03/20/90       12/31/99
      Stephen M. Robinson(5)   25,000   03/20/90       12/31/99
      Robert R. Guinta(6)     250,000   03/20/90       12/31/99

(1)  Originally issued in Genesis Safety Systems, Inc.
(2)  CEO & President of the Company, and father of Scott DiGiralomo
(3)  Employee of Audiogenesis, and son of Sam DiGiralomo
(4)  Employee of Audiogenesis since 1986 (currently office manager)
(5)  Counsel for the Company
(6)  Chairman of the Board of Directors and Secretary of the Company


     The following shares have been reserved to be issued to the holders of the Genesis options which remained outstanding after the reverse acquisition pursuant to the anti-dilution provisions of such options. Such shares will be issued only in the event that such option holders exercise their options in the Company's parent, at no additional cost to the option holders.

          # Options          Terminates:
          ------------       ----------
            535,000          12/31/99
              3,000          11/27/00
             10,000           7/31/00

On February 7, 1997, the Company issued 3,000,750 shares of common stock to two officers, one employee, and two consultants for their participation in the Company's restructuring. The Company recorded $30,008 of non-cash compensation expense related to this transaction. See Part II, Item 4 "Recent Sales of Unregistered Securities" for details of such issuances.

On July 1, 1997, the Company borrowed $80,000 from Marshall E. Levine, an affiliate of the Company, under a promissory note bearing interest at 8% per annum. Principal and interest on the note are due June 30, 1999.

On June 22, 1998 and June 29, 1998, the Company borrowed $12,000 and $1,500, respectively, from Sam DiGiralomo, President of the Company, under promissory notes bearing interest at 8% per annum. Such notes have been satisfied in full.

On September 18, 1998, the Company entered into an agreement with Allstates Air Cargo, Inc. to develop customized audio-visual products. The controlling shareholder of Allstates Air Cargo, Inc. is Joseph Guido, an affiliate of the Company. The Company believes that the terms of such agreement are the same as would be negotiated through arms-length bargaining with an unaffiliated purchaser. The Company has fulfilled its obligations under such agreement.

The Company's legal counsel, Stephen M. Robinson, Esq., owns 1,000,000 shares of common stock and has been granted 25,000 stock options.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.0001 per share ("Common Stock").

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available

Effect of anti-takeover effects of New Jersey Shareholders Protection Act

     The Company is subject to the provisions of the New Jersey Shareholders Protection Act. The New Jersey Shareholders Protection Act provides that "no resident domestic corporation shall engage in any business combination with any interested stockholder of that resident domestic corporation for a period of five years following that interested stockholder's stock acquisition date unless that business combination is approved by the board of directors of that resident domestic corporation prior to that interested stockholder's stock acquisition date."

Effect of two member Board of Directors

     The Company's Board of Directors is comprised of Sam DiGiralomo who is CEO, President and Treasurer, and Robert R. Guinta who is Executive Vice President and Secretary. Mr. DiGiralomo and Mr. Guinta control 39.34 percent of the Company's votes and together with Scot DiGiralomo, they would control
56.8 percent of the Company's votes. The effect of the two member Board of Directors and such potential voting control may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

       (a) Market Information. There is no public trading market for the common stock of Audiogenesis, and no stock certificates have been distributed to the Audiogenesis shareholders pending notification by the SEC staff that there are no further comments with respect to this Form 10-SB. The common stock of Genesis was quoted on the OTC Bulletin Board under the symbol "GSIS". However, the market for Genesis common stock was sporadic and thinly traded, and the price range of the common stock was not meaningful.

       (b) Holders. There are 225 holders of record of Audiogenesis common stock. The Company estimates that there are at least another 125 shareholders whose stock is held in street name.

       (c) Dividends. Neither Audiogenesis or its predecessor Genesis has declared or paid any cash dividends on its common stock. Audiogenesis presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of the Company's business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of the Company, and such other factors as the Board of Directors may deem relevant.

       (d) Options. There are 1,773,000 options outstanding. See Item 7 "Certain Relationships and Related Transactions".

       (e) 144 Shares. Of the 9,809,872 outstanding shares, 7,495,222 shares are held by affiliates of the Company. All of these shares have been held more than one year and are subject to the restrictions set for in rule 144 for shares held by affiliates. An additional 100,000 shares were issued December 1, 1998 to an non-affiliate and are subject to the provisions of Rule 144.

ITEM 2.  LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). With respect to the sales made, the Registrant relied upon Section 4(2) of the Securities Act of 1933, as amended. These securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted. There were no underwriters in any of these transactions.

     On May 26, 1996, 50 shares of the common stock of Genesis were issued to Frank Vero, III, to compensate him for inconvenience relating to shares which were lost in the mail. The 50 shares were issued for nominal consideration. Mr. Vero also received a replacement certificate (including the additional 50 shares) for the 9,250 shares lost in the mail. The original 9,250 shares were issued in consideration of Mr. Vero's execution of a termination agreement with respect to a proposed acquisition by the Company of PrintPerfect Express, Inc. Mr. Vero was a sophisticated investor who had been provided with a due diligence package with respect to the Company.

     On December 1, 1998, 100,000 shares of the common stock of Audiogenesis Systems, Inc. were issued to Global Financial Press, Inc. as part of the consideration to settle an outstanding bill for printing services in the amount of $62,528.16. Such shares were valued at $27,500, or approximately $.27 per share. Global Financial Press, Inc. is an accredited investor which had been provided with a current informational package concerning the Company prior to agreeing to accept such shares.

      On February 7, 1997, the Company issued the following 3,000,750 shares of its restricted common stock in consideration of the termination of each of the individuals' options to purchase the restricted common stock of the Company's predecessor Genesis, such terminations being a condition of the reverse acquisition; additionally, in the case of Scott DiGiralomo, for his substantial uncompensated efforts in connection with the acquisition, development and marketing efforts relating to the echolocation technology during the several previous years; further, in the case of Marshall E. Levine, in consideration of Mr. Levine's agreement to transfer the outstanding obligations of Genesis owed to Mr. Levine to Audiogenesis. The Company recorded $30,008 of non-cash compensation expense related to this transaction.

      1,000,000 shares              Sam DiGiralomo
      1,000,000 shares              Scott DiGiralomo
        500,000 shares              Robert R. Guinta
        250,000 shares              Stephen M. Robinson
        250,750 shares              Marshall E. Levine

All of the above individuals were affiliates of the Company at the time of issuance of the shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

New Jersey has enacted the following statutory indemnification provisions:

NJSA 14A:3-5. Indemnification of directors, officers and employees
------------------------------------------------------------------

     (1) As used in this section,

     (a) "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

     (b) "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

     (c) "Expenses" means reasonable costs, disbursements and counsel fees;

     (d) "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

     (e) "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

     (f) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (2) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if


     (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

     (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

     (3) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     (4) Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

     (5) Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

     (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or


     (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

     (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

     (6) Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

     (7) (a) If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

     (i) may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

     (ii) may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

     (b) Application for such indemnification may be made

     (i) in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

     (ii) to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

     The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

     (8) The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of > N.J.S.14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

     (9) Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

     (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

     (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

     (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.


Forward-Looking Statements
--------------------------
Certain statements made in this Form 10-SB are "forward looking statements". Without limiting the generality of the foregoing, such information can be identified by the use of forward-looking terminology such as "anticipate", "will", "would", "expect", "intend", "plans to" or "believes", or other variations thereon, or comparable terminology. Actual results, performance or developments may differ materially from those expressed or implied by such forward-looking statements as a result of market uncertainties or industry factors. Some important factors that may cause actual results that differ materially from those in any forward-looking statements may include the availability of financing in the time frame required, market acceptance of the Company's products and services, competitive pressures, and the ability to attract and retain key executive sales and management personnel. The Company disclaims any obligation or responsibility to update any such forward-looking statements.

                                    PART F/S

         The  following   financial   statements  are  filed  as  part  of
this registration  statement on Form 10-SB.

Report of Independent Accountants

Balance Sheets as of September 30, 1998 and 1997 and December 31, 1998 and 1997 (unaudited)

Statements of Operations for the years ended September 30, 1998 and 1997, and the three months ended December 31 1998 and 1997 (unaudited)

Statements of Changes in Stockholders' Equity (Deficit) for the years ended September 30, 1998 and 1997 and the three months ended December 31, 1998 and 1997 (unaudited)

Statements of Cash Flows for the years ended September 30, 1998, and 1997 and the three months ended December 31, 1998 and 1997
 (unaudited)

Notes to Financial Statements

                           AUDIOGENESIS SYSTEMS, INC.
                               AND SUBSIDIARY

                            FINANCIAL STATEMENTS
               Three Months Ended December 31, 1998 and 1997
                                (unaudited)
                                    and
                  Years Ended September 30, 1998 and 1997

                        AUDIOGENESIS SYSTEMS, INC.

                      INDEX TO FINANCIAL STATEMENTS





                                                                        Page

Report of Independent Accountants                                         F-2

Balance Sheets as of September 30, 1998 and 1997
 and December 31, 1998 and 1997 (unaudited)                               F-3

Statements of Operations for the years ended September 30,
 1998 and 1997, and the three months ended December 31 1998
 and 1997 (unaudited)                                                     F-4

Statements of Changes in Stockholders' Equity (Deficit) for the years ended September 30, 1998 and 1997 and the three
 months ended December 31, 1998 and 1997 (unaudited)                      F-5

Statements of Cash Flows for the years ended September 30, 1998, and 1997 and the three months ended December 31, 1998 and 1997
 (unaudited)                                                              F-6

Notes to Financial Statements                                             F-7

FALLON & FALLON

Certified Public Accountants

Airport Plaza
State Highway 36, Suite 102
Hazlet, New Jersey 07730
Telephone:     (732) 888-2070
FAX:           (732) 888-6245


REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Stockholders of Audiogenesis Systems, Inc.


We have audited the accompanying balance sheets of Audiogenesis Systems, Inc. as of September 30, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended September 30, 1998. These financial statements are the
responsibility of the Company's management.   Our responsibility is to express
an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audiogenesis Systems, Inc. as of September 30, 1998 and 1997 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.



                                           FALLON & FALLON, LLP
                                           Certified Public Accountants




January 6, 1999
March 30, 1999 as to notes 5,6 and 7

                    AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

ASSETS
                                 December 31                September 30,
                              1998         1997           1998         1997
                              -----------------          ---------------------
                                 (unaudited)

Current assets:
  Cash                       $ 70,901  $  17,732      $   1,834   $   3,779
  Accounts receivable          36,317     40,056         32,183      40,066
  Inventories                  64,221     51,632         41,065      55,526
  Deferred expenses            23,097       -               -           -
  Other current assets            300        300            300         300
                             --------  ---------      ---------   ---------
    Total current assets      194,836    109,720         75,382      99,671

Equipment, net                  1,746      2,705          1,990       2,964
Deposits                        1,957      1,957          1,957       1,957
                             --------  ---------      ---------   ---------
   Total assets              $198,539  $ 114,382       $ 79,329    $104,592
                             ========  =========      =========   =========

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable           $ 42,547  $  51,801       $ 22,384  $   42,801
  Accrued expenses            193,154    163,980        291,720     137,579
  Deferred income             200,000       -               -           -
  Taxes payable                11,548      2,837          4,492       2,637
  Shareholder loan             80,000     80,000         95,000      80,000
                             --------  ---------      ---------   ---------
   Total current liabilities  527,249    298,618        413,596     263,017
                             --------  ---------      ---------   ---------

Stockholders' equity (deficit):
 Common stock (no par)
 authorized shares
 50,000,000, issued and
 outstanding 9,709,872       1,149,858  1,149,858     1,149,858     1,149,858
Accumulated deficit         (1,478,569)(1,334,094)   (1,484,125)  ( 1,308,283)
                             ---------  ---------     ---------     ---------
 Total stockholders'
  equity (deficit)            (328,710)  (184,236)     (334,267)     (158,425)
                             ---------  ---------     ---------     ---------

   Total liabilities
   and stockholders'
   equity (deficit)          $198,539  $  114,382   $    79,329    $  104,592
                             ========   =========     =========     =========


The accompanying notes are an integral part of these financial statements.

                 AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                              Three Months Ended       Years Ended
                                  December 31,         September 30,
                                  (unaudited)

                                1998     1997          1998       1997
                                ----     ----          ----       ----

Sales                       $108,723   $120,729      $475,275    $505,746
Cost of sales                 45,664     51,913       197,429     216,192
                             -------    -------       -------     -------
Gross profit                  63,059    68,816        277,846     289,554
                             -------    -------       -------     -------
Operating expenses:
  General and
  administrative              58,788     53,186       251,148     443,774
  Selling                     35,989     14,582        86,897     105,922
  Research and development    12,500     25,000       100,000      80,000
  Depreciation                   244        259           974       1,429
                             -------    -------       -------     -------
    Total operating
        expenses             107,521     93,027       439,019     631,125
                             -------    -------       -------     -------
Loss from operations        ( 44,462)  ( 24,211)     (161,173)   (341,571)
                             -------    -------       -------     -------
Other income (expense):
  Miscellaneous income        51,619        -             -           -
  Interest income                -          -             -         5,045
  Interest expense        (    1,600)(    1,600)   (   14,669)   (  4,490)
                             -------    -------       -------     -------

Income (loss) before
  income taxes                 5,557   ( 25,811)     (175,842)   (341,016)

Income taxes                     -         -             -            -
                             -------    -------       -------     -------
Net income (loss)         $    5,557  $( 25,811)    $(175,842)  $(341,016)
                           =========  =========     =========   =========

Weighted average of
 common shares
   outstanding             9,709,872  9,709,872     9,709,872   8,709,622
                           =========  =========     =========    ========

Net loss per common share  $    .01   $(   .03)     $(  .02)    $(   .04)



The accompanying notes are an integral part of these financial statements.

                      AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                         Common Stock                      Note                       Total
                           Number of                    Receivable   Accumulated   Stockholders'
                            Shares       Amount        from Officer     Deficit   Equity (Deficit)

Balance at September
 30, 1996                  6,709,122   1,119,850         (237,429)     (967,267)      ( 84,846)

Issuance of stock          3,000,750      30,008                                        30,008

Decrease in note
 receivable from
 officer                                                 237,429                       237,429

Net loss for the year
 ended September
 30,1997                         -          -               -         ( 341,016)      (341,016)
                           ----------   ---------    -------------   ------------  -------------

Balance at September
 30, 1997                  9,709,872    1,149,858           -        (1,308,283)      (158,425)
                           ----------   ---------    -------------   ------------  -------------

Net loss for the year
 months ended September
 30, 1998                       -           -               -         ( 175,842)      (175,842)
                           ----------   ---------    -------------   ------------  -------------
Balance at September
 30, 1998                  9,709,872   $1,149,858     $     -        $(1,484,125)   $ (334,267)

Net income for the
 three months ended
 December 31, 1998
 (unaudited)                     -           -               -             5,557          5,557

Balance at December
  31, 1998                 9,709,872   $1,149,858           -        $(1,478,568)   $ (328,710)
                           ==========   =========    =============   ============  =============



The accompanying notes are an integral part of these financial statements.

                 AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                          Three Months Ended              Years Ended
                             December 31,                 September 30,
                           1998       1997               1998       1997
                             (Unaudited)
[S]                     [C]          [C]          [C]           [C]
Cash flows from
operating activities:
 Net loss                 $   5,557    $( 25,811)    $(175,842)   $(341,016)
 Adjustments to
  reconcile net loss
  to net cash used
  by operating
  activities:
   Depreciation                 244          259           974        1,429
   Non-cash
    compensation expense         -           -                      173,955
  (Increase) decrease in
    accounts receivable     ( 4,134)          10         7,883        1,326
  Increase (decrease) in
    inventory               (23,156)       3,894        14,461        1,771
 (Increase) decrease in
   deferred expenses        (23,097)        -              -            -
 (Increase) decrease in
   prepaid expenses and
   other current assets          -          -              -         15,098
  Increase (decrease)in
   accounts payable          20,163        9,000      ( 20,417)     ( 1,825)
  Increase (decrease)in
   accrued expenses         (98,566)      26,401       154,141          914
  Increase in deferred
   income                   200,000         -              -            -
  Increase (decrease)in
   taxes payable              7,056          200         1,855       (    6)
  Increase (decrease)in
   other current
   liabilities              (15,000)        -            15,000      80,000
                           --------     --------      ---------    --------
Net cash provided by
  operating activities       69,067       13,953       (  1,945)   ( 68,354)
                           --------     --------      ---------    --------
Cash flows from
 investing activities:
  Capital expenditures           -          -              -       (  2,367)
                          --------      --------      ---------     --------
Net cash used by
  investing activities           -          -              -       (  2,367)
                          --------      --------      ---------     --------
Cash flows from
 financing activities:
 Accrued interest on note
  receivable from officer        -          -              -        ( 5,046)
 Principal payment on bonds
   payable, related party        -           -             -        (25,000)
 Principal payment on note
  receivable, related party      -           -             -         98,528
                            --------    --------     ---------     --------

Net cash provided by
 financing activities            -           -             -         68,482
                            --------    --------     ---------     --------

Net increase (decrease)
  in cash                     69,067      13,953     (   1,945)    (  2,239)


Cash - beginning
  of period                    1,874       3,779         3,779        6,018
                            --------    --------     ---------     --------

Cash-end of period          $ 70,901     $17,732     $   1,834      $ 3,779
                            ========     ========    =========     ========


Supplemental information:
  Cash paid for interest:  $ 0       $ 0       $      0     $     0

  Cash paid for
    income taxes:          $ 0       $ 0       $      0     $     0



The accompanying notes are an integral part of these financial statements.

                  AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)

1.     Organization:

Audiogenesis Systems, Inc. (the "Company") was incorporated in the state of New Jersey on January 14, 1997 as a wholly owned subsidiary of Genesis Safety Systems, Inc. ("Genesis"). On January 22, 1997 the Company acquired 100% of the operations of its parent, Genesis, in a reverse acquisition. All the assets and liabilities of the parent were carried forward at book value. The Company's operations include offering safety services, educational programs, and products to customers primarily engaged in chemical and industrial production, and currently is expanding its business by focusing on its core technologies, which include the further development of a medical device for hearing disorders and its echolocation technology.

The Company has one wholly owned subsidiary, Biowaste Technologies Systems, Inc. (BTS). BTS was formed on July 1, 1988 for the purpose of engaging in the business of the management of infectious waste. BTS is in the development stage and, although the Company has been actively exploring various opportunities for this subsidiary, no revenues have been produced to date.

2.     Summary of Significant Accounting Policies:

     Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Audiogenesis Systems, Inc. and Subsidiary (collectively the "Company"). All material intercompany accounts and balances have been eliminated.

     Spin-Off
The Company is the successor of 100% of the operations of its former parent, Genesis. The financial statements presented include all the operations of the Company as well as the operations of the Company's predecessor, prior to the spin-off, and have been accounted for in a manner similar to that in a pooling of interests.

    Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

     Research and Development
All costs of licensing certain technology the Company plans to develop and market have been expensed as research and development.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)


2.  Summary of Significant Accounting Policies (continued):

     Fair Value of Financial Instruments
The carrying value of cash, accounts receivable, accounts payable, accrued expenses, taxes payable, bonds payable, and other current liabilities approximates fair value because of the relatively short maturity of these instruments.

     Revenue Recognition
Revenues are recognized when a service is performed or a product is sold.
     Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist of safety equipment, safety products, finished goods, and work in process for audio-visual products.

     Equipment
Equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is generally five to seven years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of equipment are reflected in the statements of operations.

     Earnings per Share
Earnings per share appearing in the statements of operations for the years ended September 30, 1998 and 1997 and the three months ended December 31, 1998 and 1997 have been prepared in accordance with SFAS 128. Such amounts have been computed based on the profit or (loss) for the period divided by the weighted average number of shares of common stock outstanding during the period.

     Income Taxes
Effective October 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)

2.Summary of Significant Accounting Policies (continued):

     Adoption of Recently Issued Accounting Standards
The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 requires companies to estimate the fair value of common stock, stock options, or other equity instruments issued to employees using pricing models which take into account various factors such as current price of the common stock, volatility and expected life of the equity instrument. No adjustment was required to be made to the operating results of the Company as a result of this adoption.

Major Customers
A significant portion of the Company's revenues have been earned from a major customer. Receipts from this major customer are as follows:

                              December 30,                 September 30,
                            1998       1997             1998         1997
                            ----       ----             ----         ----
Number of customers
 contributing 10% or
 more of revenue              1          1                1            1

Total revenues from
major customer           $108,723    120,729          $475,275      $505,746


Percentage of revenue
from major customer         100%       100%              100%          100%

     The loss of this major customer would have a material adverse effect on the Company's financial position and results of operations.

     Major Suppliers
A significant portion of the Company's purchases are bought from four major suppliers. Purchases from these major suppliers are as follows:


                              December 30,                 September 30,
                            1998       1997             1998         1997
                            ----       ----             ----         ----
Total purchases from
major suppliers           $62,099    $40,466          $168,253     $188,609

Percentage of
purchases from
major suppliers             90%         84%              89%           88%

The loss of these suppliers may have a material adverse effect on the Company's financial position and results of operations.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)

3.Equipment:

Equipment consists of the following:

                              December 30,                 September 30,
                            1998       1997             1998         1997
                            ----       ----             ----         ----
Equipment and
  furniture               $27,116   $27,116            $27,116      $27,116
Accumulated
 depreciation             (25,370)  (24,411)           (25,126)     (24,152)
                          -------   -------            -------      -------
Net equipment             $ 1,746   $ 2,705            $ 1,990      $ 2,964
                          =======   =======            =======      =======

4.     Income Taxes:

The tax effect of temporary differences and net operating loss carryforwards which make up the significant components of the net deferred tax asset recognized for financial reporting purposes are as follows:


                              December 30,                 September 30,
                            1998       1997             1998         1997
                            ----       ----             ----         ----
Deferred tax assets:
 Accounts receivable     $   -       $   -            $   -        $  -
 Inventory                   2,340       2,340            2,340        2,340
 Net operating loss
  carryforward             905,143     760,669          910,700      734,858
                         ---------   ---------        ---------    ---------

    Subtotal               907,483     763,009          913,040      737,198

Valuation allowance       (907,483)   (763,009)        (913,040)    (737,198)
                         ---------   ---------        ---------    ---------

                              -          -                 -           -
                         =========   =========        =========    =========


As of September 30, 1998, the Company has available, for tax reporting purposes, unused Federal and State net operating loss carryforwards of approximately $895,000 and $893,000 , respectively. Such amounts will begin to expire in the years 2006 and 1998, respectively.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)

5.   Deferred Income and Deferred Expenses:

As of December 29, 1998 the Company had received $200,000 in advance of delivering customized audio-visual products to a related party. Accordingly this revenue has been deferred and will be recognized upon the delivery of the products. Costs associated with the production of the customized audio-visual products, amounting to $23,097 as of December 31, 1998, have also been deferred and will be expensed upon the recognition of the matching revenue.

6.   Miscellaneous Income:

During the three months ended December 31, 1998 a licensing agreement was amended which increased the future royalties payable 5% to 10% on the sale of products not yet developed with the licensed technology. In return the Company was relieved of $45,769 of its prior obligations under this agreement. This amount has been recorded as miscellaneous revenue for the three months ended December 31, 1998.

The Company borrowed equipment on a rent-free basis for use in its production of audio-visual products. The fair market rental value of $4,850 has been included in miscellaneous income.

7.    Related Party Transactions:

The Company has borrowed money from a shareholder. Principle amount due to this shareholder is as follows:

                              December 30,                 September 30,
                            1998       1997             1998         1997
                            ----       ----             ----         ----
                           $80,000   $80,000          $80,000       $80,000
                           =======   =======          =======       =======

Interest accrues at 8% per annum.

The Company's legal counsel owns 1,000,000 shares of common stock and has been granted 25,000 stock options.

The Company's officers and employees are due commissions and reimbursements of expenses amounting to $84,463 at December 31, 1998 and $86,713 and $55,895 at September 30, 1998 and 1997, respectively.

On January 22, 1997 the Company distributed as non-cash compensation, assets of the Company totaling $189,053 to an officer of the Company for his services in structuring the Company's spin-off. This amount has been included in General and Administrative expenses for the year ended September 30, 1997.

On September 18, 1998, the Company agreed to provide a marketing program to a freight forwarding company for a fee of $300,000. A shareholder of the Company owns controlling interest in the freight forwarding company.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)


7.   Related Party Transactions (continued):

Under the agreement, the Company will produce three customized audio-visual productions featuring a sales and marketing program for domestic and international applications, a presentation with respect to promoting the freight forwarding company's image and a presentation for domestic and international distribution services and capabilities. All three products were delivered in January, 1999. The Company began producing the products in September of 1998.

     Scheduled payments made to the Company are as follows:

          October 1998          $100,000
          November 1998           50,000
          December 1998           50,000
          January 1999           100,000

     The Company believes that the terms of the agreement are the same as would be negotiated through arms-length bargaining with an unaffiliated purchaser.

8.     Commitments and Contingencies:

  Facility Lease
The Company's non-cancelable lease agreement with an unaffiliated company expired June 30, 1998.

As of July 1, 1998, the Company is renting on a month-to-month basis for $1,922 per month plus utilities.

Total rent expense for the years ended September 30, 1998 and 1997 was $23,294 and $23,015, respectively

     License Agreement

On May 20, 1994, the Company entered into an agreement to acquire a license to develop and market products using echolocation technology. This technology is currently in the research and development stage and, accordingly, all costs are expensed. As of September 30, 1998, the Company has paid $102,000 to acquire this license. Amounts due under this agreement include minimum royalty payments of $100,000 per year from 1997 to 2010.

On December 23, 1998, the Company amended this agreement to acquire a license to develop and market products using echolocation technology. Beginning in 1999 the minimum royalty payments will be $50,000 per year from 1999 to 2010. In addition, interest due in the amount of $8,269 at September 30, 1998 has been waived and minimum royalty payments for 1998 have been reduced to $50,000 to be paid in periodic payments beginning January 31, 1999.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Three Months
                      Ended December 30, 1998 and 1997)

8.  Commitments and Contingencies (continued):

The Company may terminate this agreement upon 60 days' written notice and upon payment of all amounts due through the effective date of the termination date.


9.     Stock Option Programs

The Company has adopted a nonqualified stock option plan (the "Plan") pursuant to which 1,850,000 shares of Common Stock have been reserved for issuance to employees, officers and directors of the Company and all of its subsidiaries and affiliates. Options granted pursuant to the plan are non-transferrable, are exercisable immediately, and expire if not exercised after ten years. Options will be granted in such amounts as determined by the Board of Directors, but the price per share shall be the approximate fair value at the time the options are granted for shares having the same characteristics. On March 20, 1990 the Company granted 1,325,000 options exercisable at $0.50 per share under this plan. The options expire December 31, 1999.

The Company had an additional 548,000 options outstanding to purchase common stock at various prices prior to the spin-off. The options remain outstanding with the Company's predecessor. If exercised, they entitled the optionee to receive a share of the Company. The Company would not receive any additional consideration in such event. Accordingly, the Company has reserved 548,000 shares of common stock for this purpose.

On February 7, 1997, the Company issued 3,000,750 shares of common stock to two officers, one employee, and two consultants for their participation in the Company's restructuring. The Company recorded $30,008 of non-cash compensation expense related to this transaction.

10.Note to Interim Financial Statements (unaudited)

     Basis of Presentation
The interim unaudited financial statements reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of Company's management, necessary in order to make the financial statements not misleading. Sales and the net loss for any interim period are not necessarily indicative of the results for a full year.

                               PART III


ITEM 1.  INDEX TO EXHIBITS

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.    Description of Document
-----------    -----------------------

3.01*          Articles of Incorporation of Audiogenesis Systems,
               Inc. dated January 14, 1997

3.02*          By-laws of Audiogenesis Systems, Inc.

10.01*         Echolocation Technology License Agreements

10.02*         Agreement with Allstates Air Cargo, Inc. dated 9/18/98

10.03*         Promissory Note to Marshall E. Levine Ph.D. Profit Sharing Plan

10.04*         Genesis Safety Systems, Inc. Stock Option Plan

11.01*         Statement re:  Computation of Earnings per Share

21.01*         List of Subsidiaries of Registrant

23.01*         Consent of Fallon & Fallon, CPA's

27.01+         Financial Data Schedule


*Filed previously
+Filed herewith


SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AUDIOGENESIS SYSTEMS, INC.


                                           /s/ Sam DiGiralomo

                                           By:  Sam DiGiralomo, President
Date:  March 31, 1999